SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-35464

Caesarstone Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam

MP Menashe

Israel 3780400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 10, 2017, Caesarstone Ltd. issued a press release titled “Caesarstone Reports First Quarter 2017 Results”.  A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: May 10, 2017	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel

 EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release titled “Caesarstone Reports First Quarter 2017 Results” dated May 10, 2017.